FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

IMPORTANT NOTICE

The unaudited financial statements included in this 6K have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the unaudited consolidated financial statements contain additional information to that submitted in the Unaudited Consolidated Statement of Financial Position, Unaudited Consolidated Statement of Income, Unaudited Consolidated Statement of Comprehensive Income, Unaudited Consolidated Statement of Changes in Equity and Unaudited Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements.

Banco Santander Chile’s net income attributable to shareholders in the nine-month period ended September 30, 2014 totaled Ch$411,590 million increasing 53.6% compared to the same nine-month period of 2013. It is important to point out that the Bank’s results as of September 30, 2014 included three one-time impacts that were recognized in the third quarter of this year:

1.	The Bank recognized a one-time non-cash income of Ch$35,411 million in the line item income tax expense in September 2014 when Chile’s new tax bill became effective. The new tax bill increased the statutory tax rate to 21% in 2014, which was retroactive for the entire year of 2014. The rate will then increase to 22.5% in 2015 and 24% in 2016. As a result of this change in tax rate, the Bank had to recalculate its deferred tax assets and liabilities utilizing the 27% statutory tax rate, resulting in the abovementioned non-cash gain. This effect mainly arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. For more detail please see Nota2b of the attached Financial Statements.

2.	The Bank recognized a one-time non-cash expenses of Ch$36,577 million from the accelerated charge-off of intangibles, mainly software in September 2014. In past periods, the Bank has invested significantly in systems and software. These systems were usually amortized in 3 years, but with the new systems developed by the Bank, some older ones that were not contributing to the Bank’s PNL were charged-off in line with paragraph 59 of IAS 36. For more detail, please see Nota30c of the attached Financial Statements.

3.	The Bank recognized a one-time non-cash net provision expense of Ch$8,578 million in August 2014 from the recalibration and improvement of its provisioning models for loans analyzed on a Group basis. For more information please see Nota1p-II of the attached financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 30, 2014